1 INTER&CO, INC. INTER & CO, INC. (B3: INBR32; NASDAQ: INTR) ("Inter&Co" or the "Company"), an entity registered with the Brazilian Securities and Exchange Commission ("CVM") as a category "A" foreign issuer of securities and sponsor of the Level II Brazilian Depositary Receipts program, under which each BDR represents one Class A ordinary share issued by the Company ("Level II Sponsored BDRs" and the "Level II Sponsored BDR Program"), following the 6-K filings disclosed on January 26, 2026, September 2, 2026 and September 8, 2026 (jointly, the “6-K Filings”), hereby informs that the 30 (thirty) days Selection Period will begin on September 17, 2026 and will end on October 16, 2026, at 3:00 p.m. (Brasilia time). During the Selection Period, the holders of Level II Sponsored BDRs may elect among the following alternatives: (i) Receipt of Class A Shares (ticker: INTR); (ii) Receipt of Level I Unsponsored BDRs (ticker: INBR34); or (iii) Sales Facility, applicable in the absence of an election. To submit an election, holders of Level II Sponsored BDRs must contact their respective custodians or brokers and formalize their choice during the Selection Period. Elections are subject to the applicable procedures and cut-off times of each institution. For the operational details and the complete schedule, holders should consult the 6-K Filings and the website https://investors.inter.co/en/bdr/. The Company will keep the market, its shareholders, and the holders of Level II Sponsored BDRs informed throughout the Discontinuation of the BDR Program. Belo Horizonte, September 16, 2026. RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations Legal Representative of the Company in Brazil